Sphere 3D to Hold Annual and Special Shareholders Meeting May 27, 2014

Mississauga, ONTARIO – May 22nd, 2013 – May 22nd, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF) a virtualization technology solution provider, is pleased to announce that the Company will be holding its Annual Shareholders Meeting on Tuesday May 27th, 2014 at 10:00 a.m. Eastern Daylight Time at the Conservatory Suite, St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9..

Following the formal portion of the meeting, Management shall present a slide presentation and demonstration of some of its products to shareholders in attendance. The slide presentation will then be posted under the investor section of the Company’s website, www.sphere3d.com. The nature of the business to be transacted at the meeting is described in further detail in the Management Information Circular of the Corporation dated, April 25, 2014, which is available on SEDAR.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator™ management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com, www.v3sys.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

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